   EXHIBIT 99.9

CERTIFICATE OF QUALIFIED PERSON

Mike Tsafaras, P.Eng.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

Email: mike.tsafaras@eldoradogold.com

I, Mike Tsafaras, am a Professional Engineer, employed as Director, Underground Mine Planning of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Efemçukuru Gold Mine, Türkiye, with an effective date of December 31, 2023.

I am a member of Professional Engineers of Ontario and have graduated from the University of Toronto with a Bachelor of Applied Science and Engineering degree in Mineral Engineering (Mining) in 2007.

I have been practicing mining engineering since 2007 and have been involved with mine planning and mine technical work for operations and development projects in Canada, Australia, Tanzania, Saudi Arabia, Peru, Greece, and Türkiye. My experience includes mine design, scheduling, optimization, cost estimation, cutoff calculations and Reserves estimation for a variety of orebodies (gold, copper, and polymetallic deposits) and mining methods (longhole, alimak, drift and fill, and cut and fill).

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Efemçukuru Gold Mine on March 27 to March 30, 2023 (4 days).

I was responsible for the Mineral Reserves and the preparation of related sections on Mineral Reserves calculation, mining methods, and costs of the technical report. I am responsible for the preparation or supervising the preparation of items 15, 16, 21 and 22 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in the technical report entitled, Technical Report, Efemçukuru Gold Mine, Türkiye, with an effective date of December 31, 2023, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 27th day of March, 2024.

“Signed and Sealed”

Mike Tsafaras

Mike Tsafaras, P.Eng.